Filed by Primus Telecommunications Group, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Arbinet Corporation

Commission File No.: 000-51063

Nov 11, 2010

CUSTOMER AND EMPLOYEE FREQUENTLY ASKED QUESTIONS:

The Primus Acquisition of Arbinet

General Questions:

Q. Why is Primus acquiring Arbinet?

A. In order to respond more efficiently to the increasing competitiveness of the international carrier market, Primus has reached a definitive agreement to acquire Arbinet and merge Arbinet’s services into Primus’ Global Wholesale Group. The combination is expected to result in:

—	Enhanced market position

—	Improved Cost Structure

—	Expanded international reach

—	Lower operational costs

—	Improved products and services

—	Operational efficiencies

—	Corporate synergies

Q. What is Primus’ core business focus?

A. Primus has three main business units:

—	International Carrier Services (Global Wholesale)
—

Primus Australia (http://www.iPrimus.com.au/)   –   Full service carrier serving residential and business customers offering fixed and mobile voice service, VoIP, data, broadband Internet (fixed and mobile), and collocation and managed hosting service.

—

Primus Canada (http://www.Primus.ca/)    –    Primus Canada is the largest alternative communications carrier in Canada offering residential and business voice and data services to over 1 million customers in Canada. Services include fixed and mobile voice, VoIP, broadband Internet, collocation and managed hosting services (7 world class data centers), and Enterprise IP Telephony.

Q. What is Arbinet’s core business focus?

A. Arbinet provides a platform that enables a global electronic marketplace for the exchange of voice and data telecommunications traffic. The company has three core lines of business: Voice, Data and Database Services, which are provided through the following platforms:

—	VOICE
o	thexchangeSM (www.thexchange.com)
o	PrivateExchange
o	Carrier Services
—	DATA
o	IP Transit Multi-homing
o	IP Peering
o	Optimized IP

—	Database
o	MarketView
o	Global Number Portability Correction

Q. What are the key highlights of this proposed acquisition?

A. The combined entity is expected to capitalize on both companies’ long-established experience in the global wholesale marketplace, enabling the combined company to deliver more innovative and higher quality voice and data services to the global market.

Specifically, the combined company will be able to offer customers:

Exchange Services – thexchange, the world’s largest online wholesale voice trading exchange, will continue to provide customers with access to a global electronic marketplace of 1,100 plus members for the purchase or sale of voice and data traffic.

Traditional Carrier Services – Extensive international network of direct routes for the exchange of voice, data, and managed communications services for national operators, wholesale carriers, mobile network operators, cable and alternative VoIP service operators.

Data Services – Internet transit and IP peering solutions through Arbinet’s layer 2 Data Exchange for ISPs, ASPs, VoIP, content providers and more. Without an additional router/AS hop, the Data Exchange provides a flexible and cost-effective solution for companies that require IP transit, paid peering and/or multihoming solutions. The Data Exchange provides a one-stop shop opportunity for buyers to access multiple providers, simultaneously, through one connection. The Data Exchange also offers an innovative high performance IP route optimization solution that meets the demands of Software-as-a-Service and cloud providers and leverages the public Internet for delivery of quality sensitive IP applications.

Outsourced Carrier Services – The combined company will be larger in scale, have an even bigger global footprint, and is expected to offer a more competitive cost structure than the Primus and Arbinet businesses separately. The new entity is expected to offer a broader variety of services at more competitive prices to both companies’ customers, including an improved ability to compete for customer outsourcing contracts. By offering innovative wholesale solutions to fixed and mobile operators worldwide, with more efficient back-office solutions that include billing, credit, global number database management and leading proprietary routing software, we believe the ability to translate this cost-savings for customers who require more efficient and improved carrier outsourced solutions will be a win-win for the marketplace.

Key Objective: The acquisition is expected to enable the combined business to deliver more innovative and higher quality voice and data services to the global market. As a combined business, we expect to be able to offer higher levels of service that will better address customer requirements worldwide, and further enable compatibility with legacy TDM and next-generation IP services.

Q. What does this announcement mean for Primus customers?

A. Primus wholesale and retail customers will continue to receive the same premium level services on direct international routes that the company has always provided. In addition, the combined company expects to develop and launch new, enhanced data and voice service offerings which will add value to the existing services our customers already receive.

Q. What does this announcement mean for Arbinet customers?

A. Arbinet customers will benefit from the extended reach of the Primus network, as well as the combined extensive experience operating in an International Carrier Services environment. Carrier partners will benefit from the availability of additional retail and wholesale traffic. Overall, we expect an increase in our already high level of customer support and service quality.

Q. How will the acquisition affect the services provided to customers on the Arbinet Exchange platform?

A. We do not foresee any tangible impact to the existing Arbinet Exchange model. Wholesale carrier customers will still be able to purchase the same services from thexchange platform as they do today. The combined Primus and Arbinet entity will make new investments in the future development of capabilities that we expect will enhance these services and add even greater value to thexchange platform user experience. Furthermore, Arbinet’s services, such as its Data Exchange, Global Number Portability Correction and Marketview research and analytical tools, are expected to be fully integrated into Primus and enhanced as appropriate.

Q. When do you expect the transaction to be completed?

A. The transaction is expected to be completed upon the receipt of necessary approvals, including regulatory approvals and the approval of the stockholders of both companies, among other customary conditions, and is expected to close in the first quarter of 2011.

Q. Upon completion of the acquisition, will Arbinet still exist as a separate entity?

A. Until the closing of the transaction, both companies will operate as separate entities. During the period between signing the definitive agreement and closing the transaction, there will be no change in account management, billing, pricing, or other customer support services. After the closing of the transaction, Arbinet will no longer be a separate entity. The combined entity plans to proactively communicate with its customers on an ongoing basis regarding any changes that may result in modified business operations and practices.

Q. Where will the combined company entities’ headquarters be located?

A. Northern, Virginia, in the Washington DC metropolitan area.

Q. When do you expect to integrate Arbinet’s and Primus’ products?

A. After the closing of the acquisition, the combined entity plans to proactively communicate to its customers on an ongoing basis regarding any changes to existing services, potential product and/or service integrations, or product enhancements. We will be providing a more detailed outlook of any projected customer service and business practice changes as we get closer to the date when the transaction is expected to close.

Q. Where are Arbinet’s Switching Centers located?

A. New York, London, Frankfurt, Hong Kong and Miami.

In addition to Arbinet’s Switching Centers, the Data Exchange is accessible in multiple locations in the following cities: London, Los Angeles, New York and Hong Kong.

Q. Where are Primus’ Switching Centers located?

A. New York, Los Angeles, London, Sydney and Toronto

Q. Where are the overlapping Switching Centers?

A. New York and London

Q. Will all Primus and Arbinet services be available at all locations starting now?

A. Until the transaction closes, Primus and Arbinet will continue operating as separate entities. Upon closing, we expect the network integration process to move quickly. Our goal will be to offer our joint customer base access to Primus traditional carrier services and thexchange platform from any of the various switching and network POPs in the combined company’s global network.

Q. How does this acquisition support the Arbinet Exchange model?

A. We expect the acquisition will provide existing Primus customers the option to utilize thexchange more easily where they will have access to enhanced self-service wholesale routing, additional traffic streams and a more flexible and efficient credit and settlement process.

Furthermore, we expect that Primus’ customers will be able to leverage, more easily, the Arbinet Data Exchange to gain access to a variety of leading IP solutions for enhanced delivery of voice and/or simply to buy better IP transit for their global data delivery services. We also expect that customers will be able to leverage the Arbinet Data Exchange and its solutions to achieve greater improvement for delivery of Voice over IP (VoIP) as well as leverage Arbinet’s overall VoIP/TDM conversion solutions in markets where both thexchange and Data Exchange platforms are offered.

Q. What will the new integrated network look like?

A. Both Primus and Arbinet operate state-of-the-art, next-generation soft switching platforms that support all TDM and IP protocols. Both companies currently operate switching centers in New York and London, and upon completion of the acquisition we will have additional switching centers in Miami, Los Angeles, and Hong Kong.

In addition, customers will be able to access Arbinet’s Data Exchange solutions in the following locations:

London

Telehouse North, 1 Coriander Ave., E14 2AA

Telehouse East, 1 Coriander Ave., E14 2AA

Telehouse West

Telecity Group Harbour Exchange 6 & 7

Telecity Group Meridian Gate

Telecity Group Bonnington House 47 Millharbour

Telecity Group Harbour Exchange 8 & 9

Los Angeles

One Wilshire, 624 S. Grand Ave., 90017

Multipoint, 530 W. 6th St.

800 South Hope St. (coming soon)

New York

Telx, 60 Hudson 9th Floor

Carlyle, 470 Vanderbilt

75 Broad - Arbinet Colo 20th Floor

Telehouse, 25 Broadway

FiberMedia, 75 Broad 19 and 28

Hong Kong

Mega-I advantage 399 Chai Wan Rd.

HK Colo, 1 On Yip Street, Chaiwan

Customers who access the Arbinet Data Exchange in markets where there is a voice switch (NY, London and Hong Kong) can gain access to thexchange to buy and sell global voice rates competitively.

Q. How will this effect new carrier customers and provisioning?

A. Both Primus and Arbinet currently offer customers a broad range of provisioning and interconnect options via both traditional TDM and next-generation IP connectivity. Both companies operate state-of-the-art, next-generation soft switching platforms that support all TDM and IP protocols. Both companies currently operate switching centers in New York and London, and after completion of the acquisition, we will have additional switching centers in Miami, Los Angeles and Hong Kong. We believe the options for interconnect are substantially enhanced in the combined entity, and after completion of the acquisition, we believe the combined entity will be better positioned to serve customers worldwide.

Furthermore, after the closing of the acquisition, customers that buy IP connectivity through the Arbinet Data Exchange in London, New York, and Hong Kong can gain access to Arbinet’s thexchange service to buy and sell global voice termination.

Q. What is the customer escalation policy?

A. At this time, there are no changes to existing escalation and trouble reporting procedures. Until the transaction closes, Primus customers will continue to use the Primus Network Operations Center (NOC) for support via 1.877.893.2596 or email: trafficmanagement@primustel.com, and Arbinet customers will continue to use the Arbinet NOC at 1-800-ARBINET or email tickets@arbinet.com for support. After the closing of the acquisition, the combined entity plans to proactively communicate to its customers regarding any changes in service related escalation procedures.

Q. Who will customers call for support?

A. Until the acquisition is completed, which is expected to be during the first quarter of 2011, customers will continue to contact their respective Primus support centers: 1.877.893.2586 or email: trafficmanagement@Primustel.com and Arbinet Network Operations Center (NOC) via email at tickets@arbinet.com or 1-800-ARBINET. Customer satisfaction will be a high priority for the future combined entity, and we plan to proactively communicate to customers what, if any, changes may occur in how they interface with Arbinet and Primus customer support personnel.

Q. Where can I learn more about the transaction?

A. You can visit the new website at: http://www.Primus-arbinet.com with landing page links from Primus.com and Arbinet.com. Please also email your questions to marketing@arbinet.com or ir@primustel.com.

Important Information and Where to Find It

In connection with the proposed acquisition, Primus Telecommunications Group, Incorporated (“Primus”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a preliminary proxy statement of Primus and Arbinet Corporation (“Arbinet”) that also constitutes a preliminary prospectus of Primus. A definitive joint proxy statement/prospectus will be sent to security holders of both Arbinet and Primus seeking their approval with respect to the proposed acquisition. Primus and Arbinet also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it becomes available) and other documents filed by Primus and Arbinet with the SEC, without charge, at the SEC’s web site at www.sec.gov. Copies of the joint proxy statement/prospectus, once available, and each company’s SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to: (i) Primus tel: +1.703.748.8050, or (ii) Arbinet via Andrea Rose or Jed Repko at Joele Frank, Wilkinson Brimmer Katcher tel: +1.212.355.4449.

Participants in the Solicitation

Arbinet, Primus, and their respective directors, executive officers and other members of their management and employees may be deemed to be “participants” in the solicitation of proxies from their respective security holders in connection with the proposed acquisition. Investors and security holders may obtain information regarding the names, affiliations and interests of Primus’s directors, executive officers and other members of its management and employees in Primus’s Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on April 5, 2010, and amended in a Form 10-K/A filed with the SEC on April 28, 2010, Primus’s proxy statement for its 2010 annual meeting, which was filed with the SEC on June 14, 2010, and any subsequent statements of changes in beneficial ownership on file with the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Arbinet’s directors, executive officers and other members of their management and employees in Arbinet’s Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on March 17, 2010, Arbinet’s proxy statement for its 2010 annual meeting, which was filed with the SEC on April 30, 2010, and any subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Forward-Looking Statements

This [document] includes “forward-looking statements” as defined by the Securities and Exchange Commission. All statements, other than statements of historical fact, included herein that address activities, events or developments that Arbinet or Primus expects, believes or anticipates will or may occur in the future, including anticipated benefits and other aspects of the proposed acquisition, are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially. Risks and uncertainties that could affect forward-looking statements include, but are not limited to, the following: the risk that the acquisition of Arbinet may not be consummated for reasons including that the conditions precedent to the completion of the acquisition may not be satisfied; the possibility that the expected synergies from the proposed acquisition will not be realized, or will not be realized within the anticipated time period; the risk that Primus’s and Arbinet’s businesses will not be integrated successfully; the possibility of disruption from the acquisition making it more difficult to maintain business and operational relationships; any actions taken by either of the companies, including, but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions); the ability to service substantial indebtedness; the risk factors or uncertainties described from time to time in Arbinet’s filings with the Securities and Exchange Commission; and the risk factors or uncertainties described from time to time in Primus’s filings with the Securities and Exchange Commission (including, among others, those listed under captions titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Short- and Long-Term Liquidity Considerations and Risks;” “— Special Note Regarding Forward-Looking Statements;” and “Risk Factors” in Primus’s annual report on Form 10-K and quarterly reports on Form 10-Q) that cover matters and risks including, but not limited to: (a) a continuation or worsening of global recessionary economic conditions, including the effects of such conditions on our customers and our accounts receivables and revenues; (b) the general fluctuations in the exchange rates of currencies, particularly any strengthening of the United States dollar relative to foreign currencies of the countries where we conduct our foreign operations; (c) the possible inability to raise additional capital or refinance indebtedness when needed, or at all, whether due to adverse credit market conditions, our credit profile or otherwise; (d) a continuation or worsening of turbulent or weak financial and capital market conditions; (e) adverse regulatory rulings or changes in the regulatory schemes or requirements and regulatory enforcement in the markets in which we operate and uncertainty regarding the nature and degree of regulation relating to certain services; and (f) successful implementation of cost reduction efforts. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. Except as required by law, neither Arbinet nor Primus intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.